December 19, 2014

Mr. William H. Thompson	VIA EDGAR
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Thompson:

Krispy Kreme Doughnuts, Inc. (the “Company”) has received your letter dated December 8, 2014 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s annual report on Form 10-K for the fiscal year ended February 2, 2014 (the “2014 Form 10-K”).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2014 Form 10-K and in its other filings under the Securities Exchange Act of 1934, as amended. The Company acknowledges that comments of the Staff regarding the 2014 Form 10-K, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to such filings. The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

Consolidated Financial Statements, page 78

Consolidated Statements of Cash Flows, page 81

1.	Please tell us your basis for including a subtotal for “cash provided by operations” in addition to the prescribed subtotals for net cash from operating, investing and financing activities. Please note that extraneous subtotals generally should not be included on the statement of cash flows. Moreover, we believe the caption “cash provided by operations” is potentially confusing due to its similarity to the caption for net cash provided by operating activities.

Response

The Company removed this subtotal from the statement of cash flows in its Quarterly Report on Form 10-Q for the period ended November 2, 2014 filed on December 12, 2014, and will refrain from use of this subtotal in future filings.

Note 3 – Income Taxes, page 87

2.	We note your disclosure that in the fourth quarter of fiscal 2014, management increased its estimate of the amount of tax benefits to be realized from certain foreign tax credit carryovers. Please tell us whether any portion of the resulting $6.0 million credit to income tax expense in the fourth quarter is attributable to information that was known or could have been known in prior accounting periods. If so, please tell us how you concluded that the increase in the amount of tax benefits expected to be realized from the foreign tax credit carryovers is a change in estimate as opposed to an error correction. In this regard, we understand that in the fourth quarter of 2014, management increased its estimate of the amount of annual pretax income to be earned in future periods from $24 million to $45 million. Please clarify whether the increase in the amount of tax benefits expected to be realized from the foreign tax credit carryovers is attributable entirely to the fourth quarter increase in management’s estimate of the amount of annual pretax income to be earned in future periods or whether a portion of the increase in tax benefits relates to the $24 million in annual pretax income previously forecast in fiscal 2012.

Response

All of the $6 million credit to income tax expense recorded in the fourth quarter of fiscal 2014 relating to tax benefits expected to be realized from foreign tax credit carryovers was attributable to a change during that quarter in the Company’s long-term estimate of future pretax income (i.e., no portion of the $6 million credit related to the $24 million previously forecasted). During the fourth quarter of fiscal 2014, management increased its estimate of annual pretax income for future years from $24 million to $45 million, and determined that this level of pretax income was expected to be realized on a sustained basis. Such estimate was based on the weight of all available evidence which included, among other things, the Company’s results of operations for fiscal 2014.

The increase in estimated future annual pretax income resulted in a conclusion that foreign income taxes paid in certain prior years and paid in fiscal 2014 would ultimately be utilized as foreign tax credits rather than as deductions. Prior to the change in estimated future pretax income, the Company forecasted many of its foreign tax credits would expire unused, and accordingly previously forecasted that such credits would be converted to deductions, which enjoy a twenty-year carryforward period compared to ten years for foreign tax credits, in order to preserve at least a partial tax benefit of such credits in future years. Subsequent to the change in estimated future pretax income, the Company forecasted that conversion of the credits to deductions would not be required because the Company’s NOLs would be consumed more rapidly due to higher forecasted pretax income, and the foreign tax credits would therefore no longer expire.

A short-term increase in projected future pretax income would not have resulted in additional ability to utilize foreign tax credits; rather, a sustained increase in pretax income for multiple years was necessary. The Company required sufficient evidence to support its change in estimate including, among other things, a sustained period of actual earnings in excess of the Company’s prior $24 million annual estimate. Such evidence was obtained in the fourth quarter of fiscal 2014 when the Company completed its second full year of actual earnings in excess of the prior $24 million estimate and, accordingly, the Company changed its estimate of future annual pretax income in the fourth quarter.1

We note that the Company disclosed on a forward-looking basis in each of its Quarterly Reports on Form 10-Q for fiscal 2014 the evidence that would be needed by management in order to increase its estimate of future long-term pretax income.

The Company included clarifying language to this effect in its Form 10-Q filed on December 12, 2014 and will include similar clarifying language in future filings.

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We are appreciative of the Staff’s comments and believe we have fully responded to them. However, if you have questions about either of our responses to your comments or require further explanation, please do not hesitate to call me at (336) 703-6934.

Sincerely,

KRISPY KREME DOUGHNUTS, INC.

By:	/s/ Douglas R. Muir
Douglas R. Muir
Chief Financial Officer

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1 The Company’s pretax income was $24 million in fiscal 2012 (exclusive of a $6 million non-recurring gain on the sale of an interest in an equity method investee), $36 million in fiscal 2013 and $45 million in fiscal 2014.